EXHIBIT 12
RAYONIER INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, thousands of dollars)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations	$217,770	$43,941	$54,443	$105,843	$16,774
Income tax expense (benefit)	5,064	(859)	(9,601)	(35,685)	(27,060)
Pre-tax income from continuing operations	222,834	43,082	44,842	70,158	(10,286)
Add:
Interest expense	32,456	31,718	44,248	40,941	42,826
Interest factor attributable to rentals	171	236	301	540	424
Fixed charges	32,627	31,954	44,549	41,481	43,250
Subtract:
Capitalized Interest	$211	$19
Earnings as adjusted	$255,250	$75,017	$89,391	$111,639	$32,964
Fixed Charges:	$32,627	$31,954	$44,549	$41,481	$43,250
Ratio of earnings as adjusted to total fixed charges	7.82	2.35	2.01	2.69	0.76

Deficiency	—	—	—	—	(10,286)